Exhibit 14
Analog Devices, Inc.
Code of Business Conduct and Ethics
To all employees:
We all face choices in our jobs every day. The purpose of this Code of Business Conduct and Ethics (the “Code”) is to help you make the right choices — those that will help maintain the integrity and reputation of Analog Devices (ADI).
ADI expects honest and ethical conduct from all its personnel.  Good ethics are good business. Whether you work in manufacturing, finance, engineering, marketing, sales or in an administrative or executive function, you should consider yourself a guardian of ADI’s good name. The trust and respect of all stakeholders — co-workers, customers, stockholders, suppliers, our communities and the general public — are assets that cannot be purchased and can only be sustained through our continued vigilance. Only by maintaining the highest ethical standards can we preserve, and grow, these crucial relationships.
This Code is based on ethical guidelines that have been in place for years at ADI.  Ethical business practices have been and will continue to be the foundation of all ADI policies and procedures.
Of course, no code of business conduct and ethics can replace the thoughtful behavior of an ethical director, officer or employee.  However, this Code is intended to help you focus on areas of ethical risk, provide you with guidance, help you recognize and deal with ethical issues, provide ways for you to report unethical conduct, and enlist your help in fostering a culture of honesty and accountability here at ADI.
I encourage you to review this information and to familiarize yourself with the standards we expect to achieve at ADI.
Jerald G. Fishman
President & Chief Executive Officer

About this Code of Business Conduct and Ethics
This Code of Business Conduct and Ethics Applies To All
This Code of Business Conduct and Ethics (the “Code”) applies to everyone who works for ADI, including its subsidiaries.  This includes the Chief Executive Officer, the Chief Financial Officer, members of the board of directors, other senior financial, business and technical management, and every employee.
Our Open Door
ADI has an open door policy to hear from you about issues that may arise under this Code and about any violations of any law, rule or regulation.  You may bring these issues to your supervisor or you may contact your Human Resources department or ADI’s Chief Compliance and Business Ethics Officer.  We hope that your involvement in this process will be a positive experience for you and ADI as we work together to prevent or eliminate any unethical or illegal practices that you bring to ADI’s attention.  While it is the company’s desire to address matters internally, nothing in this Code should discourage you from reporting any illegal activity or any violation of law, rule or regulation to the appropriate governmental authority.  Employees who in good faith assist ADI in identifying or investigating violations or suspected violations of law, rule, regulation or this Code will not be subject to any retaliation by ADI or its employees.
ADI’s Chief Compliance and Business Ethics Officer can be reached by fax, mail or email at:
Analog Devices, Inc.
Compliance and Business Ethics Department, Confidential
One Technology Way
PO Box 9106
Norwood, MA 02062
Fax: 781-461-3491
Email: legal@analog.com
In addition, ADI has established a toll-free phone line – 1-800-381-6302, where you can speak to a person about any issue under this Code or any actual or suspected violations of any law, rule or regulation.  While we prefer that you identify yourself when reporting, you can also decline to identify yourself if you wish.
Concerns Regarding Accounting or Auditing Matters
Employees with concerns regarding questionable accounting or auditing matters or complaints regarding accounting, internal accounting controls or auditing matters may confidentially, and anonymously if they wish, submit such concerns or complaints in writing to ADI’s Chief Compliance and Business Ethics Officer or may use the toll-free phone line shown above under “About this Code of Business Conduct and Ethics — Our Open Door.”  All such complaints will be forwarded to the Audit Committee of the Board of Directors.  Such complaints will be forwarded, promptly, except any complaints that are determined to be without merit by both ADI’s Chief Compliance and Business Ethics Officer and internal auditor, which may instead be reported at the next regularly scheduled meeting of the Audit Committee.  The Audit Committee will evaluate the merits of any complaints received and authorize such follow-up actions, if any, as it deems necessary or appropriate to address the substance of the complaint.  ADI will not discipline, discriminate against or retaliate against any employee who reports a complaint or concern in good faith.
Ethics in the marketplace
ADI’s reputation for integrity in all aspects of business is a priceless asset. Our promotional literature must protect and enhance this image by providing complete and unambiguous performance information regarding ADI’s products. Statements regarding ADI’s products and offerings, and those of our competitors, must be based on factual data and avoid deliberately misleading information.
These principles of truthfulness and integrity apply equally to verbal discussions with customers. ADI employees must never disparage our competitors or their products to customers. Comparative presentations of ADI’s products versus those of competitors’ must be based on factual engineering analysis. ADI employees should also not reveal to outside parties any information that might affect prices.
Our customers are not naive. Product interest created by misleading or untruthful statements will ultimately work to the company’s disadvantage. Our actions can serve to either enhance or damage ADI’s reputation and it is the responsibility of each employee to always represent the company with the greatest possible integrity.
Reciprocal Dealings
It is ADI’s policy to sell its products and services by meeting customers’ needs, rather than by using its purchasing power as a weapon. ADI does not require its vendors to buy from ADI under any manner of coercion, either expressed or implied. Similarly, ADI selects its vendors solely on the basis of their superior ability to service our needs. The fact that a potential vendor may be a large customer of ADI must not be a factor in the consideration of that vendor.

Open and Fair Competition
It is unlawful in the United States and many other countries to collaborate with competitors or anyone representing them for the purposes of establishing or maintaining prices, division of markets or customers, group boycotts or restraining trade. It is also unlawful to collaborate with competitors or anyone representing them to restrain competition in other ways such as restricting production or agreeing not to do business with specific customers. ADI and its employees fully and unreservedly comply with the laws of the United States including, but not limited to, the laws associated with export of commodities, antitrust laws and the laws of the states and countries where ADI does business. Accordingly, it is unlawful to discuss prices with competitors under any circumstances other than those in connection with legitimate sales or purchase transactions. Employees who are involved in trade associations and professional groups should be vigilant that discussions in these forums do not violate ethical or legal standards. If you have doubts as to whether a contemplated action may have the effect of restraining competition, you should consult ADI’s Chief Compliance and Business Ethics Officer.
Reasonable Estimates
Many employees are responsible for providing prices, cost and expense estimates to government procurement personnel, taxing authorities and audit agencies, as well as to other customers and suppliers. Similar estimates are also used daily in ADI’s internal operations. Estimates should be reasonable and based upon known facts, or upon the estimator’s plausible and honest judgment in the absence of facts.
Government regulations often exist that govern development of estimates. These regulations may allow for judgment and interpretation of costs and allocation of costs by the estimator as a basis for price negotiation. ADI’s policy is to ensure that price estimates will provide a fair profit, taking into account various factors such as risk, technical innovation and product demand.
Fair Dealing Generally
In general, each employee should deal fairly with the company’s customers, suppliers, competitors and employees.  Statements regarding the company’s products and services should not be intentionally deceptive or fraudulent.  None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.
Compliance with Applicable Laws
ADI expects that all officers, members of the board of directors, and employees (and sales representatives, consultants, vendors and customers engaged in business activities with ADI) in the course of their services for ADI will comply with the law, including all applicable statutes, rules and regulations.
Ethics with proprietary information
ADI’s trade secrets, proprietary information and most other internal information are valuable assets. Protection of this information is vital for ADI’s continued growth and competitiveness. Under the laws of most countries, a trade secret is treated as property, usually in the form of information, knowledge or know-how. The possession of a trade secret gives the owner some advantage over competitors who do not possess the information. A trade secret must not be publicly known. But it does not need to be patentable subject matter to qualify as a trade secret.
Except when disclosure is legally mandated (and then only to the extent required by law), our obligations regarding proprietary and trade secret information of ADI are:
1. Not to disclose this information to persons or organizations outside of ADI, such as in conversations with visitors, suppliers or family;
2. Not to use trade secrets for our own benefit or for the profit or benefit of persons or organizations outside ADI; and
3. To only disclose this information to other ADI employees on a “need to know” or “need to use” basis and then only with a positive statement that the information is an ADI trade secret.
ADI’s trade secret and proprietary information is not always of a technical nature. Typical trade secret information includes ADI’s strategic, business, marketing, financial and product plans; divisional and departmental sales, profits and any unpublished financial or pricing information; yields, designs, efficiencies and capacities of ADI’s production facilities, methods and systems; employee rosters; customer and vendor lists and detailed information regarding customer requirements, preferences, business habits and plans. This list, while not complete, suggests the wide scope and variety of ADI’s proprietary information that needs to be safeguarded.
A person leaving the employment of ADI has an obligation to protect ADI’s trade secrets and proprietary information until the information becomes publicly available or until ADI no longer considers it a trade secret or proprietary. You should also remember that correspondence, printed matter, documents or records of any kind, describing specific process knowledge, procedures, special ADI ways of doing things, whether classified or not, are all the property of and must remain at ADI. Of course, personal skills acquired or improved on the job are personal assets of the individual.
Information from Outside ADI
It is ADI’s policy and practice to respect trade secrets of other companies and individuals. Never reveal to any person at ADI any information that you believe is a trade secret, whether it belongs to a former employer, customer or supplier. If you have questions about what constitutes a trade secret, consult the company’s legal counsel for guidance.
It is ADI’s policy to refuse to receive or consider any information regarding trade secrets, such as ideas, inventions, patent applications that are submitted from companies or individuals outside ADI without the prior written approval of ADI’s patent counsel. It is also ADI’s policy that software licensed by the company should not be used in any manner inconsistent with ADI’s rights and the vendor’s rights as described in the licensing agreements.
Ethics in the stock market
Occasionally we have information about ADI that is not known to the investing public, such as bookings levels, prospects for sales or profitability, acquisitions, new product line development, specific technological achievements, major financial problems at a division, etc.  Until disclosure to the public takes place, employees with knowledge of material information, and their immediate families, have a two-fold responsibility under U.S. law and Securities and Exchange Commission (SEC) rules:
1. They cannot buy or sell ADI’s stock until after the material information has been released to the public; and
2. They cannot disclose the information to others who might use it to their advantage in buying or selling ADI stock until after it has been released to the public.
If, in the course of their jobs, employees of ADI learn of material non-public information from another company, they may be considered an insider of that company and be subject to trading restrictions for that company’s stock. Insider trading is both unethical and illegal, and will be dealt with decisively.  If a question arises concerning whether or not information is material or if the information has been released to the public, please consult the company’s legal counsel.

Short sale, hedging or derivative transactions may have the potential of placing an employee’s personal financial concerns in direct conflict with the concerns of ADI, as such transactions are generally much more valuable if ADI stock declines in value. Engaging in short sale, hedging or derivative transactions could adversely influence, or create the appearance of adversely influencing, judgments, decisions or actions in meeting responsibilities to ADI. Therefore, all ADI personnel are strictly prohibited from all such transactions involving ADI securities.
Executive officers and members of the board of directors of the company have additional trading restrictions imposed by Section 16(b) of the Securities Exchange Act and other SEC rules. In addition, executive officers, members of the board of directors and certain other designated employees may not buy or sell ADI securities during the regularly scheduled quarterly black-out periods. If you have questions about restrictions on stock trading, please contact ADI’s legal department.
The foregoing is a summary only. ADI has adopted a comprehensive policy on trading of securities and public disclosure of material non-public information that is applicable to all ADI personnel and is available on ADI’s intranet.
Fair and Accurate Filings
ADI has an obligation to make full, fair, accurate, timely and understandable disclosures in the reports and documents filed with, or submitted to, the SEC, as well as in other public communications.  Employees involved in the creation, assembly and approval of these reports and documents should, at all times, discharge their duties consistently with this obligation.
Accuracy of Books and Records
Employees, officers and directors must honestly and accurately report all business transactions.  You are responsible for the accuracy of your records, time sheets and reports.  Accurate information is essential to ADI’s ability to meet legal and regulatory obligations.
All company books, records and accounts must accurately reflect the true nature of the transactions they record.  The financial statements of the company shall conform to generally accepted accounting rules and the company’s accounting policies.  No undisclosed or unrecorded account or fund shall be established for any purpose.  No false or misleading entries shall be made in the company’s books or records for any reason, and no disbursement of corporate funds or other corporate property shall be made without adequate supporting documentation or for any purpose other than as described in the documents.  If you believe that the company’s books and records are not being maintained in accordance with these requirements, you should report the matter to your supervisor or ADI’s Chief Compliance and Business Ethics Officer.
Release of Company Information
All requests for information from the media, market professionals (i.e., securities analysts, institutional investors, investment advisers, broker and dealers) and holders of securities of ADI should be directed to the Director of Corporate Communications.
Ethics with ADI property and opportunities
The equipment, tools, materials and supplies with which we accomplish our jobs have been purchased for a specific purpose. Unauthorized removal or purposeful misapplication or waste of these items places an unnecessary financial burden on ADI, handicapping the company’s ability to operate profitably and may be a violation of criminal law.
All employees, officers and directors should seek to protect the company’s assets. Theft, carelessness and waste have a direct impact on ADI’s profitability. All company assets should be used only for the legitimate business purposes of ADI.
You should not take for yourself personally business or financial opportunities that are discovered through the use of ADI’s property or information or your position at ADI. These opportunities belong to ADI. You should never use ADI’s property or information for personal gain or the personal benefit of anyone else.
Ethics with ADI technology resources
The use of technology resources including e-mail, voice mail, Internet and Intranet access to generate and communicate business-related data has become central to our business. ADI provides technology resources to help employees accomplish job responsibilities, achieve business objectives and otherwise further our collective success. At the same time, we cannot ignore the reality that technology resources in the workplace raise serious concerns about the accuracy, security and control of company information, including confidential and proprietary matters. This is especially true because electronic communications tend to be more immediate and informal than traditional paper-based communications and because passwords and delete functions create an illusion of privacy, control and confidentiality. Usage of ADI technology resources thus must be ethical and in full compliance with ADI’s Technology Resources Policy.

Ethics with gifts and entertainment
It is ADI’s policy that you or members of your immediate family may not give or accept gifts, of any value, if such gifts would influence or appear to influence business decisions or judgments by our customers, competitors, suppliers or others doing business with ADI. However, employees of ADI may accept a gift from anyone with whom ADI does business, if such gift is clearly a promotional item and with a value of less than $100. Employees may accept business entertainment that is modest, customary, appropriate under the circumstances with respect to the people involved and clearly intended to serve legitimate business goals. A limitation is imposed on accepting entertainment of up to four times in any twelve month period with the same host company, and only if a hosting company representative is present at the dinner or event.
Employees of ADI must not solicit gifts from anyone with whom we do business. Similarly, employees of ADI may not offer gifts to employees of customers, competitors, suppliers or others doing business with ADI, except for promotional items of limited value and business entertainment meeting the standards set forth above. Common sense and moderation should prevail in entertaining customers or others on behalf of ADI. When refusing a gift would be discourteous, the gift must be accepted on behalf of ADI and promptly turned over to the ADI Chief Compliance and Business Ethics Officer for appropriate disposition and/or donation to a charitable institution. In addition, employees should make sure that all gifts and entertainment expenses are properly recorded in ADI’s records and accounts.
If you have any questions about the appropriateness of a specific gift or entertainment activity, you should discuss it with your supervisor or ADI’s Chief Compliance and Business Ethics Officer.
Ethics with conflict of interest
General Policy
All ADI personnel must act and make business decisions in the best interests of ADI and refrain from intentionally or unintentionally engaging in activities that create a conflict of interest or an appearance of impropriety. In general, you must avoid any activity or personal interest in a transaction or relationship that creates or appears to create a conflict between your private interests and ADI’s interests, or that might impair your ability to perform your ADI duties and responsibilities honestly, objectively and effectively.

For example:
•	Do not directly or indirectly become involved in any activity or business for or on behalf of any competitor of ADI or that might advance a competitor’s interest, other than at the request of ADI.

•	Do not use your position with ADI to influence a transaction with a customer, supplier or other party in which you have any personal interest.

•	Do not participate individually in any business or investment opportunity of which you learned through your position at ADI.

•	Do not associate ADI with, or indicate ADI support for, any civic, religious, political or professional association without approval from ADI.
Except as provided below, all ADI employees shall report any existing or proposed transaction or relationship that reasonably could be expected to give rise to a conflict of interest to ADI’s Chief Compliance and Business Ethics Officer. The Chief Compliance and Business Ethics Officer shall review the transaction or relationship and determine whether it constitutes a conflict of interest. In addition, any transaction or relationship that is determined by the Chief Compliance and Business Ethics Officer not to constitute a conflict of interest and that is ongoing in nature, shall be reviewed by the Chief Compliance and Business Ethics Officer periodically to ensure continued compliance with this policy.
ADI’s executive officers, Senior Executive Group members (as designated from time to time by the Chief Executive Officer), and directors shall report any existing or proposed transaction or relationship that reasonably could be expected to give rise to a conflict of interest to ADI’s General Counsel. The General Counsel shall review the transaction or relationship and present it to the Nominating and Corporate Governance Committee of the Board of Directors (the “Committee”). The Committee, with the advice of the General Counsel, shall determine whether the transaction or relationship constitutes a conflict of interest, provided, however, that transactions or relationships arising in the time period between meetings of the Committee may be presented to the Chair of the Committee, who shall determine whether the transaction or relationship constitutes a conflict of interest, subject to determination by the Committee at its next meeting. In addition, any transaction or relationship that is determined by the Committee not to constitute a conflict of interest and that is ongoing in nature, shall be reviewed by the Committee periodically to ensure continued compliance with this policy.
A transaction or relationship that is determined by the Chief Compliance and Business Ethics Officer or the Committee to constitute a conflict of interest may be ratified or approved by the Committee if the Committee determines that, under all of the circumstances, it is in the best interests of the Company. The Committee may, in its sole discretion, impose such conditions or require public disclosure as it deems appropriate or as required by law or stock exchange regulation in connection with any approval or ratification of the transaction or relationship.
Loans to Executive Officers and Directors
ADI will not, directly or indirectly, extend or maintain credit, or arrange for an extension of credit, in the form of a personal loan to or for any executive officer or director.
Ethics in government relations
ADI’s products are frequently purchased by agencies of state and national governments and are used in equipment that is purchased by these agencies. Our policy is to seek our fair share of this business solely on the basis of superior price, performance, reliability, delivery or customer service versus our competitors.
It is ADI’s policy to prohibit the payment or gift, whether made directly or indirectly, of corporate funds or other assets to any political party or committee, to any candidate for public office and to any official or employee of any local, state or federal government agency of the United States or of any foreign country in which we do business. The prohibition of payments shall apply to employees or persons acting on behalf of ADI, its divisions and its subsidiaries. It also extends to any payment or gift granted to a third party, whether it be an individual or a corporation, in which there is an understanding or presumption that part of or all of the payment or gift may ultimately be paid to any political party or committee, candidate for public office, governmental official or employee. This policy does not prohibit infrequent modest business meals or infrequent modest entertainment that is permitted by law and meets the criteria of ADI’s policy on gifts and entertainment.
Ethics with workplace safety and natural resources
It is ADI’s policy to conduct its business in compliance with all applicable laws, regulations and standards regarding workplace safety and the preservation of our natural resources. It is the responsibility of all employees of ADI to ensure that all ADI policies, procedures and guidelines regarding workplace safety and the preservation of our natural resources are fully implemented and observed. Unsafe conditions in the workplace and conditions that endanger our employees or other parties, or endanger the quality of our air, water or land, will not be tolerated. ADI managers have a responsibility to be vigilant about preserving safe working conditions and our environment. In turn, managers also have a responsibility to correct the situation and restore safe working and environmental conditions in a timely manner. Each ADI facility has developed specific site guidelines to implement this corporate policy. You may consult the appropriate ADI facility health and safety manager with respect to any safety or environmental issue. In the event of uncertainty regarding workplace safety or the preservation of our natural resources, please consult ADI’s Chief Compliance and Business Ethics Officer.
Compliance
If Issues or Questions Arise
If you become aware of any violation or suspected violation of this Code by any person, you have a right and a responsibility to point it out promptly to ADI’s Chief Compliance and Business Ethics Officer or your supervisor.
If you are asked to depart from this Code, whether by your supervisor, another employee or anyone else, you have a right and a responsibility to seek clarification and/or guidance as to the propriety of the actions in question from ADI’s Chief Compliance and Business Ethics Officer.
Accountability
The company has assigned to ADI’s Chief Compliance and Business Ethics Officer overall accountability for tracking and responding to issues and questions relating to, and reported violations of, this Code.  If ADI’s Chief Compliance and Business Ethics Officer receives information regarding an alleged violation of this Code, he or such other person authorized by the board of directors to investigate alleged violations of this Code shall, as appropriate, (a) evaluate such information, (b) if the alleged violation involves an executive officer or a member of the board of directors, inform the Chief Executive Officer and board of directors of the alleged violation, (c) determine whether it is necessary to conduct an inquiry or investigation and, if so, conduct such inquiry or investigation as he deems to be appropriate and (d) report the results of such inquiry or investigation (if any), together with a recommendation as to disposition of the matter, to the appropriate executive officer or member(s) of the board of directors for action, or if the alleged violation involves an executive officer or a member of the board of directors, report the results of such inquiry or investigation to the board of directors.  Employees, officers and members of the board of directors are expected to cooperate fully with any inquiry or investigation by the company regarding an alleged violation of this Code.  Failure to cooperate with any such inquiry or investigation may result in disciplinary action, up to and including discharge.
Consequences of Violation of the Code
ADI’s policy is to take prompt and consistent action to enforce this Code.  Depending on the seriousness of the violation and the other relevant circumstances, violations of this Code may result in warnings, reprimands, demotion, suspension, dismissal, or other disciplinary action.  Certain violations of this Code may require the company to refer the matter to the appropriate authorities for criminal prosecution.  Moreover, any supervisor who directs or approves of any conduct in violation of this Code, or who has knowledge of such conduct and does not immediately report it, also will be subject to disciplinary action, up to and including discharge.
Waiver
There may be circumstances where a waiver of the Code is appropriate.  Any request for a waiver should be in writing and should be presented to ADI’s Chief Compliance and Business Ethics Officer, who is responsible for maintaining a complete record of all requests for waivers to any of these policies and the disposition of such requests.  No waiver will be effective unless from an authorized representative of ADI. Any waiver of the Code for executive officers or members of the board of directors or any change to this Code that applies to executive officers or members of the board of directors may be made only by the board of directors or a board committee and will be disclosed as required by law or stock exchange regulation.
Dissemination and Amendment
This Code shall be distributed periodically to each employee, officer and member of the board of directors of the company.  To ensure the continued dissemination and communication of this Code, ADI’s Chief Compliance and Business Ethics Officer shall take, or cause to be taken, reasonable steps to communicate effectively the standards and procedures included in this Code to employees, officers and members of the board of directors of the company.
The company reserves the right to amend or alter this Code at any time for any reason.  The most current version of this Code can be found at: http://signals.corpnt.analog.com/C17/EthicalStandards/default.aspx on the company’s Intranet.
This document is not an employment contract between the company and any of its employees, officers or members of the board of directors and does not alter the company’s policy of at-will employment.